SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information To Be Included in Statements Filed Pursuant to

§ 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.     )*

TRANSITION THERAPEUTICS INC.

(Name of Issuer)

Common shares, no par value

(Title of Class of Securities)

893716209

(CUSIP Number)

November 22, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP 893716209	13D	Page 2 of 12

(1)	Name of reporting person I.R.S. identification number (entity only) Jack W. Schuler
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,823,010
	(8)	Shared voting power 2,392,894
	(9)	Sole dispositive power 2,823,010
	(10)	Shared dispositive power 2,392,894
(11)	Aggregate amount beneficially owned by each reporting person 5,215,904
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 22.5%
(14)	Type of reporting person IN

CUSIP 893716209	13D	Page 3 of 12

(1)	Name of reporting person I.R.S. identification number (entity only) Schuler Family Foundation EIN 36-4154510
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 2,392,894
	(8)	Shared voting power 0
	(9)	Sole dispositive power 2,392,844
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 2,392,844
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 10.3%
(14)	Type of reporting person CO

CUSIP 893716209	13D	Page 4 of 12

(1)	Name of reporting person I.R.S. identification number (entity only) Tanya Eva Schuler Trust EIN 36-7205458
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 559,549
	(8)	Shared voting power 0
	(9)	Sole dispositive power 559,549
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 559,549
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 2.4%
(14)	Type of reporting person OO

CUSIP 893716209	13D	Page 5 of 12

(1)	Name of reporting person I.R.S. identification number (entity only) Therese Heidi Schuler Trust EIN 36-7205459
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 422,929
	(8)	Shared voting power 0
	(9)	Sole dispositive power 422,929
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 422,929
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 1.8%
(14)	Type of reporting person OO

CUSIP 893716209	13D	Page 6 of 12

(1)	Name of reporting person I.R.S. identification number (entity only) Tino Hans Schuler Trust EIN 36-7205456
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds PF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 388,929
	(8)	Shared voting power 0
	(9)	Sole dispositive power 388,929
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 388,929
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 1.7%
(14)	Type of reporting person OO

CUSIP 893716209	13D	Page 7 of 12

The persons filing this Schedule D filed a Schedule 13G in respect of their common shares of Transition Therapeutics, Inc. on March 31, 2008 and amended their filing by amendments filed on October 16, 2008 and February 4, 2011.

This Schedule 13D is being filed to reflect the additional 2,222,222 common shares that certain of the filing persons acquired on November 22, 2011 as follows: Jack W. Schuler, 1,925,926 shares; the Tanya Eva Schuler Trust, 98,765 shares; the Therese Heidi Schuler Trust, 98,765 shares; and the Tina Hans Schuler Trust, 98,766 shares. By reason of Rule 13d-1(c)(3), Jack W. Schuler is no longer eligible to use Schedule 13G to report his additional 1,925,926 shares.

Item 1. Security and Issuer

This Schedule D relates to the common shares, no par value (“common shares”), of Transition Therapeutics, Inc., a Canadian corporation (“TTHI”), whose principal executive offices are located at 101 College Street, Suite 220, Toronto, Ontario, Canada M5G 1L7.

Item 2. Identity and Background

The following information is provided for the persons filing this Schedule 13D:

Name:	Jack W. Schuler
Residence or business address:	28161 North Keith Drive
Lake Forest, Illinois 60045
Principal occupation or employment:	Private investor
Citizenship:	United States

Name:	Schuler Family Foundation
Nature:	Not-for-profit corporation
State or other place of organization:	Illinois
Principal business:	Private operating foundation
Principal office:	28161 North Keith Drive
Lake Forest, Illinois 60045

Name:	Tanya Eva Schuler Trust
Nature:	Irrevocable trust
State or other place of organization:	Illinois
Principal business:	not applicable
Principal office:	c/o H. George Schuler, Trustee
Schuler Development
1500 East Industrial Boulevard, Suite 225
McKinney, Texas 75069

CUSIP 893716209	13D	Page 8 of 12

Name:	Therese Heidi Schuler Trust
Nature:	Irrevocable trust
State or other place of organization:	Illinois
Principal business:	not applicable
Principal office:	c/o H. George Schuler, Trustee
Schuler Development
1500 East Industrial Boulevard, Suite 225
McKinney, Texas 75069

Name:	Tino Hans Schuler Trust
Nature:	Irrevocable trust
State or other place of organization:	Illinois
Principal business:	not applicable
Principal office:	c/o H. George Schuler, Trustee
Schuler Development
1500 East Industrial Boulevard, Suite 225
McKinney, Texas 75069

During the last five years, none of the persons filing this Schedule 13D: (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds and Other Consideration

Each person filing this Schedule 13D used personal funds as the source of payment of the purchase price of the TTHI common shares reported.

In the case of each such person, no part of the purchase price is or was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the TTHI common shares reported.

Item 4. Purpose of Transaction

In the case of each person filing this Schedule 13D, the TTHI common shares reported were acquired for investment purposes.

Depending upon market conditions and other factors, in the future each of the persons filing this Schedule 13D may consider the purchase of additional TTHI common shares, or the disposition of existing shares, in the open market or otherwise; but none of the persons filing this Schedule 13D has any plans or proposals at present for any such purchase or disposition.

None of the persons filing this Schedule 13D has any plans or proposals at present that relate to or would result in: (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving TTHI or any subsidiary; (ii) a sale or transfer of a material amount of TTHI’s assets or the assets of any subsidiary; (iii) any change in the present board of directors or management of TTHI or in the number or term of directors or in filling any existing vacancies on the board; (iv) any material change in the present capitalization or dividend policy of TTHI; (v)

CUSIP 893716209	13D	Page 9 of 12

any other change in TTHI’s business or corporate structure; (vi) any change in TTHI’s certificate of incorporation or bylaws or other actions that may impede the acquisition or control of TTHI by any person; (vii) causing TTHI common shares or other equity securities of TTHI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (viii) a class of equity securities of TTHI becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934; or (ix) any action similar to those enumerated in clauses (i)-(viii).

Item 5. Interest in Securities of the Issuer

This Schedule 13D is filed in respect of 6,587,311 TTHI common shares consisting of (i) 2,823,010 shares owned by Jack W. Schuler, (ii) 2,392,894 shares owned by the Schuler Family Foundation, (iii) 559,549 shares owned by the Tanya Eva Schuler Trust, (iv) 422,929 shares owned by the Therese Heidi Schuler Trust and (vi) 388,929 shares owned by the Tino Hans Schuler Trust (the three trusts, the “Trusts”).

The Schuler Family Foundation is a tax-exempt private operating foundation of which Mr. Schuler is one of the three directors. The other two directors are Mr. Schuler’s wife, Renate Schuler, and their daughter, Tanya Schuler.

The Trusts are irrevocable trusts that Mr. Schuler established for the benefit of his three children, all of whom are adults and none of whom reside with Mr. Schuler. Mr. Schuler is not a trustee of any of the Trusts.

Mr. Schuler disclaims any beneficial interest in (i) the TTHI common shares owned by the Schuler Family Foundation or (iii) the TTHI common shares owned by any of the Trusts.

(a) Aggregate amount beneficially owned

The persons filing this Schedule 13D beneficially own in the aggregate 6,587,311 TTHI common shares, representing 28.4% of the TTHI common shares outstanding (determined on the basis of 23,217,599 shares outstanding as of June 30, 2011, as disclosed by the annual report on Form 20-F that TTHI filed for the fiscal year ended June 30, 2011).

(b) Individual amounts beneficially owned

for Jack W. Schuler:

(i)	Sole power to vote or to direct the vote: 2,823,010

(ii)	Shared power to vote or direct the vote: 2,392,894*

(iii)	Sole power to dispose or to direct the disposition of: 2,823,010

(iv)	Shared power to dispose of to direct the disposition of: 2,392,894*

(v)	Aggregate number of shares beneficially owned 5,215,904

(vi)	Percent of class beneficially owned 22.5%

*	Mr. Schuler shares the voting and dispositive power in respect of the 2,392,894 shares owned by the Schuler Family Foundation, of which Mr. Schuler is one of three directors. The other two directors are Mr. Schuler’s wife, Renate Schuler, and their daughter, Tanya Schuler. Mr. Schuler disclaims any beneficial interest in the TTHI common shares owned by the Schuler Family Foundation

CUSIP 893716209	13D	Page 10 of 12

for the Schuler Family Foundation:

(i)	Sole power to vote or to direct the vote: 2,392,894

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 2,392,894

(iv)	Shared power to dispose of to direct the disposition of: 0

(v)	Aggregate number of shares beneficially owned 2,392,894

(vi)	Percent of class beneficially owned 10.3%

for the Tanya Eva Schuler Trust:

(i)	Sole power to vote or to direct the vote: 559,549

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 559,549

(iv)	Shared power to dispose of to direct the disposition of: 0

(v)	Aggregate number of shares beneficially owned 559,549

(vi)	Percent of class beneficially owned 2.4%

for the Therese Heidi Schuler Trust:

(i)	Sole power to vote or to direct the vote: 422,929

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 422,929

(iv)	Shared power to dispose of to direct the disposition of: 0

(v)	Aggregate number of shares beneficially owned 422,929

(vi)	Percent of class beneficially owned 1.8%

for the Tino Hans Schuler Trust:

(i)	Sole power to vote or to direct the vote: 388,929

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 388,929

(iv)	Shared power to dispose of to direct the disposition of: 0

(v)	Aggregate number of shares beneficially owned 388,929

(vi)	Percent of class beneficially owned 1.7%

(c) Recent transactions

During the 60 days preceding the filing of this Schedule, certain of the filing persons purchased an additional 2,222,222 TTHI common shares as follows: Jack W. Schuler, 1,925,926 shares; the Tanya Eva Schuler Trust, 98,765 shares; the Therese Heidi Schuler Trust, 98,765 shares; and the Tina Hans Schuler Trust, 98,766 shares. All of these shares were purchased on November 22, 2011 in a private placement at the price of $1.35 per share.

CUSIP 893716209	13D	Page 11 of 12

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for relationships previously described in Item 5, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of TTHI, including but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material To Be Filed as Exhibits

No agreements or other material is required to be filed as exhibits.

CUSIP 893716209	13D	Page 12 of 12

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 29, 2011.

/s/ JACK W. SCHULER
Jack W. Schuler

Schuler Family Foundation

By	/s/ JACK W. SCHULER
Jack W. Schuler, Director

Tanya Eva Schuler Trust

By	/s/ H. GEORGE SCHULER
H. George Schuler, Trustee

Therese Heidi Schuler Trust

By	/s/ H. GEORGE SCHULER
H. George Schuler, Trustee

Tino Hans Schuler Trust

By	/s/ H. GEORGE SCHULER
H. George Schuler, Trustee